Exhibit 99.1

Polestar releases fourth quarter and full year 2022 financial results

•	Total revenue of USD 2.5 billion in 2022, an increase of 84% year on year

•	51,491 cars delivered in 2022, compared to 28,677 in 2021, an increase of 80%

•	Cash and cash equivalents of USD 974 million as of December 31, 2022

GOTHENBURG, SWEDEN – 2 March 2023. Polestar Automotive Holding UK PLC (“Polestar” or the “Company,” Nasdaq: PSNY), the Swedish electric performance car brand, reports its preliminary unaudited financial and operational results for the year ended December 31, 2022.

Thomas Ingenlath, Polestar CEO, comments: “We left 2022 having exceeded our 50,000 delivery target, grown revenue over 80 percent and with strengthened liquidity. We are focused on business execution and have had a busy start to this year with a major update to Polestar 2, excellent reception for Polestar 3, and welcomed additional sustainability partners for our ambitious Polestar 0 project. Our business will continue to gain momentum through the year as we start producing Polestar 3—and with Polestar 4 in the starting blocks.”

Key financial highlights

The below table summarises key financial results for the year ended December 31, 2022.

(in millions of U.S. dollars) (unaudited)	Dec 31, 2022	Dec 31, 2021	% Change
Revenue	2,461.9	1,337.2	84
Cost of sales	(2,342.5)	(1,336.3)	75
Gross profit	119.4	0.9	n/m
Gross margin (%)	4.9	0.1	n/m
Selling, general and administrative expenses	(864.6)	(714.7)	21
Research and development expenses	(171.0)	(232.9)	(27)
Other operating expenses and income, net	2.2	(48.1)	(105)
Listing expense(1)	(372.3)	—	100
Operating loss	(1,286.3)	(994.8)	29
Adjusted operating loss(2)	(914.0)	(994.8)	(8)

(1)	The listing expense represents a non-recurring, non-cash, share-based listing charge, incurred in connection with the business combination with Gores Guggenheim, Inc (GGI). on June 23, 2022.
(2)	Non-GAAP measure. See Appendix B for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

•	Revenue increased USD 1,124.7 million, or 84%, mainly driven by higher Polestar 2 vehicle sales with continued commercial expansion across markets.

•

Gross profit increased USD 118.5 million, as the result of higher Polestar 2 sales and lower fixed manufacturing costs. This growth was partially offset by foreign exchange rates which led to higher cost of sales, and product and market mix.

•

Selling, general and administrative expenses increased USD 149.9 million, or 21%. This increase primarily reflects Polestar’s international business expansion partially offset by active cost management.

•

Research and development expenses decreased USD 62.0 million, or 27% due to the absence of Polestar 1 amortisation. This decrease was partially offset by continued investments in future vehicles and technologies.

•	Operating loss increased USD 291.5 million, or 29%, impacted by a Q2 2022 one-time share-based listing charge of USD 372.3 million.

•	Adjusted operating loss decreased USD 80.8 million, or 8%, benefiting from higher gross profit and active cost management.

The below table summarises key financial results for the quarter ended December 31, 2022.

(in millions of U.S. dollars) (unaudited)	Dec 31, 2022	Dec 31, 2021	% Change
Revenue	985.2	589.5	67
Cost of sales	(923.2)	(589.7)	57
Gross profit	61.9	(0.2)	n/m
Gross margin (%)	6.3	-0.0	n/m
Selling, general and administrative expenses	(239.2)	(236.6)	1
Research and development expenses	(47.6)	(75.5)	(37)
Other operating expenses and income, net	20.1	(25.0)	(181)
Operating loss	(204.7)	(337.3)	(39)

Variances for Q4 2022 versus Q4 2021 largely followed the trends outlined for 2022 versus 2021, with the following notable exceptions:

•	Selling, general and administrative expenses were kept flat due to active cost management.

•	Operating loss decreased USD 132.6 million, or 39%, benefiting from higher gross profit and active cost management.

Cash flow highlights

The below table summarises cash flow for the year ended December 31, 2022.

(in millions of U.S. dollars) (unaudited)
Dec 31, 2021	756.7
Operating	(1,088.3)
Investing	(716.0)
Financing	2,087.7
Foreign exchange effect on cash and cash equivalents	(66.2)
Dec 31, 2022	973.9

•

Operating cash outflow of USD 1,088.3 million, mainly driven by operating loss, working capital increase in inventories and trade receivables as a result of higher production and sales, and interest expenses due to increased financial debt during 2022.

•	Investing cash outflow of USD 716.0 million, predominantly driven by intellectual property investments for Polestar 2, Polestar 3 and Polestar 4.

•

Financing cash inflow mainly comprised of equity proceeds of USD 1,418.0 million from the merger with GGI in June 2022 and a net increase in short-term borrowings of USD 723.5 million to support the continued growth of the company.

Key operational highlights

The below table summarises key preliminary operational results as of and for the year ended December 31, 2022.

(unaudited)	Dec 31, 2022	Dec 31, 2021	% Change
Global volumes (1)	51,491	28,677	80
— including external vehicles with repurchase obligations	1,296	2,836
— including internal vehicles	1,664	2,081

	Dec 31, 2022	Dec 31, 2021	Change
Markets (2)	27	19	+8
Locations (3)	158	103	+55
Service points (4)	1,116	811	+305

(1)

Represents total volumes of new vehicles delivered, including external sales with recognition of revenue at time of delivery, external sales with repurchase commitments and internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory.

(2)	Represents the markets in which Polestar operates.
(3)	Represents Polestar retail and handover locations, including Polestar Spaces, Polestar Destinations and Polestar Test Drive Centers.
(4)	Represents Volvo Cars service centres which provide customers access to service points worldwide in support of Polestar’s international expansion.

•	Global volumes increased 22,814 to 51,491 cars in 2022, an increase of 80% year on year.

•	Polestar has added eight new markets since the start of 2022: United Arab Emirates, Kuwait, Hong Kong, Ireland, Israel, Italy, Spain and Portugal.

•	Polestar has 158 retail locations and 1,116 service points across its markets, up 55 and 305 respectively, since the end of 2021.

2023 outlook

•	As previously announced, Polestar anticipates global volumes to increase by nearly 60% to approximately 80,000 cars, predominantly driven by Polestar 2 sales.

•	For the year as a whole, the Company expects gross margin to be broadly in line with 2022, with volume and product mix supporting margin progression later in the year.

•

While liquidity has strengthened, including a cash balance of approximately USD 1 billion as of December 31, 2022, the Company continues to explore potential equity or debt offerings to raise additional capital to fund operations and business growth.

Recent developments – design, innovation, sustainability

•

In early January, Polestar announced that its vehicles will benefit from the latest enhancements and developments by Google. Developments include Google’s new HD map that will debut in Polestar 3, and the roll-out of remote actions for Polestar 2. The company also showcased Polestar 3 for the first time in the US at CES 2023 in Las Vegas, together with Smart Eye, supplier of premium driver monitoring technology which is included as standard.

•

In late January, Polestar announced a major update to Polestar 2. The 2024 model year will feature a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, longer range, sustainability improvements and, for the first time in a Polestar, rear-wheel drive.

•

In February, Polestar signed up eight additional sustainability partners to the ambitious Polestar 0 project – to create a truly climate-neutral car by 2030 – bringing the total to 24, as well as initiated a collaboration with Rivian on the Pathway Report in response to the climate crisis. The Company also announced Polestar 3 with Luminar LiDAR is available to order, and an expanded partnership with Luminar to work on the integration of LiDAR in Polestar 5.

Upcoming reporting and other events

•	Polestar’s Annual Report on Form 20-F is expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023.

•	Polestar’s 2022 Sustainability Report is expected to be published in April 2023.

•	Polestar expects to post its unaudited financial results for the quarter ended March 31, 2023 on Thursday, May 11, 2023, before market opening in the USA.

Polestar management will hold a live audio webcast today, March 2, 2023 at 08:00 ET (14:00 CET) to discuss the Company’s results and outlook. The live webcast will be available at https://edge.media-server.com/mmc/p/gp4rk9mk.

Following the completion of the call, a replay will be available shortly at https://investors.polestar.com/.

Ends.

Contacts

Bojana Flint

Investor Relations

bojana.flint@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published in this press release is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published in this press release should not be considered a substitute for the financial information to be filed with the SEC in Polestar’s Annual Report on Form 20-F for the year ended December 31, 2022.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific. The company plans to create a truly climate-neutral production car, without offsetting, by 2030.

Polestar 2 launched in 2019 as the electric performance fastback with avant-garde Scandinavian design and up to 350 kW. Polestar 3 launched in late 2022 as the SUV for the electric age – a large high-performance SUV that delivers sports car dynamics with a low stance and spacious interior. Polestar plans to release three more electric performance vehicles through to 2026.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. Guidance on revenue, volumes, gross margin and other financial or operating metrics, such as the ones included in the 2023 outlook described in this press release, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “outlook,” “guidance”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, Volvo Cars and Geely, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Appendix A

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Loss

(in thousands of U.S. dollars unless otherwise stated)

	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
Revenue	985,151	589,507	2,461,897	1,337,181
Cost of sales	(923,183)	(589,707)	(2,342,454)	(1,336,321)

Gross profit (loss)	61,968	(200)	119,443	860

Selling, general, and administrative expense	(239,174)	(236,580)	(864,598)	(714,724)
Research and development expense	(47,634)	(75,522)	(170,987)	(232,922)
Other operating income (expense), net	20,143	(24,993)	2,182	(48,053)
Listing expense	—	—	(372,318)	—

Operating loss	(204,697)	(337,295)	(1,286,278)	(994,839)

Finance income	7,066	8,169	8,551	32,970
Finance expense	3,531	(16,738)	(108,435)	(45,249)
Fair value change – Earn-out rights	(63,600)	—	902,068	—
Fair value change - Class C Shares	(500)	—	35,090	—

Loss before income taxes	(258,200)	(345,864)	(449,005)	(1,007,118)

Income tax expense	(4,240)	9,078	(16,783)	(336)

Net loss	(262,440)	(336,786)	(465,789)	(1,007,454)

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	December 31, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	1,391,828	1,368,356
Property, plant and equipment	262,593	208,193
Vehicles held under operating lease	92,198	120,626
Other non-current assets	15,395	5,532

Total non-current assets	1,762,014	1,702,707

Current assets
Cash and cash equivalents	973,877	756,677
Marketable securities	—	1,258
Trade receivables external and trade receivables and accrued income – related parties	370,164	177,544
Inventories	657,882	545,743
Other current assets	178,516	125,764

Total current assets	2,180,439	1,606,986

Total assets	3,942,453	3,309,693

Equity
Share capital	(21,156)	(1,865,909)
Other contributed capital	(3,582,589)	(35,231)
Accumulated deficit & Foreign currency translation reserve	3,737,089	1,778,644

Total equity	133,344	(122,496)

Liabilities
Non-current liabilities
Other non-current provisions and liabilities	(139,428)	(79,906)
Earn-out liability	(598,570)	—
Other non-current interest-bearing liabilities	(85,556)	(66,575)

Total non-current liabilities	(823,554)	(146,481)

Current liabilities
Trade payables external and trade payables and accrued expenses - related parties	(1,184,142)	(1,857,730)
Advance payments from customers	(40,868)	(36,415)
Liabilities to credit institutions	(1,328,752)	(642,338)
Interest-bearing current liabilities	(38,235)	(24,072)
Class C Shares liability	(28,000)	—
Other current provisions and liabilities	(632,246)	(480,161)
Total current liabilities	(3,252,243)	(3,040,716)

Total liabilities	(4,075,797)	(3,187,197)

Total equity and liabilities	(3,942,453)	(3,309,693)

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	(465,789)	(1,007,454)
Adjustments to reconcile Net loss to net cash flows
Depreciation and amortization	185,057	239,164
Finance income and expense	99,884	12,280
Listing expense	372,318	—
Income tax expense	16,783	336
Other non-cash expense and income	(839,595)	106,658
Change in operating assets and liabilities	(378,526)	357,505
Interest net paid & tax paid	(78,481)	(20,645)

Cash used for operating activities	(1,088,349)	(312,156)

Cash flows from investing activities
Additions to property, plant and equipment	(32,269)	(24,701)
Additions to intangible assets	(681,204)	(104,971)
Other	(2,500)	—

Cash used for investing activities	(715,973)	(129,672)

Cash flows from financing activities
Change in restricted cash	—	48,830
Proceeds from short-term borrowings	2,146,396	698,882
Principal repayments of short-term borrowings	(1,422,862)	(411,950)
Principal repayments of lease liabilities	(14,905)	(8,578)
Proceeds from the issuance of share capital and other contributed capital	1,417,973	582,388
Transaction costs	(38,903)	—

Cash provided by financing activities	2,087,699	909,572

Effect of foreign exchange rate changes on cash and cash equivalents	(66,177)	(27,491)

Net increase in cash and cash equivalents	217,200	440,253

Cash and cash equivalents at beginning of period	756,677	316,424

Cash and cash equivalents at end of period	973,877	756,677

Appendix B

Polestar Automotive Holding UK PLC

Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period on period comparisons.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted Operating Loss

Polestar defines adjusted operating loss as operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.

Adjusted EBITDA

Adjusted EBITDA is calculated as listing expense, fair value change of earn-out rights, fair value change of Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization, subtracted from net loss. This measure is reviewed by management and is relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of Class C Shares. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s recurring core business operations.

Free Cash Flow

Free cash flow is calculated by subtracting cash flows used for tangible assets and intangible assets from cash used for operating activities. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted Operating Loss

(in millions of U.S. dollars)	For the year ended December 31,
	2022	2021
Operating loss	(1,286.3)	(994.8)
Listing expense	372.3	—
Adjusted operating loss (non-GAAP)	(914.0)	(994.8)

Adjusted EBITDA

(in millions of U.S. dollars)	For the year ended December 31,
	2022	2021
Net loss	(465.8)	(1,007.5)
Listing expense	372.3	—
Fair value change—Earn-out rights	(902.1)	—
Fair value change—Class C Shares	(35.1)	—
Interest income	(7.7)	(1.4)
Interest expenses	77.5	44.9
Income tax expense	16.8	0.3
Depreciation and amortization	185.1	239.2
Adjusted EBITDA (non-GAAP)	(759.0)	(724.5)

Adjusted Net Loss

(in millions of U.S. dollars)	For the year ended December 31,
	2022	2021
Net loss	(465.8)	(1,007.5)
Listing expense	372.3	—
Fair value change—Earn-out rights	(902.1)	—
Fair value change—Class C Shares	(35.1)	—
Adjusted net loss (non-GAAP)	(1,030.7)	(1,007.5)

Free Cash Flow

(in millions of U.S. dollars)	For the year ended December 31,
	2022	2021
Net cash used for operating activities	(1,088.3)	(312.2)
Investing cash flows used for tangible assets	(32.3)	(24.7)
Investing cash flows used for intangible assets	(681.2)	(105.0)
Free cash flow (non-GAAP)	(1,801.8)	(441.8)